United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2018
Vale S.A.
Praia de Botafogo 186, 18th floor, Botafogo
CEP 22250-145, Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Shares owned by Board Members, Fiscal Council, Executive Directors on January 31, 2018 (aggregate).

Company: Vale S.A.
Board Members
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	ON	27,238	-	-

Company: Vale S.A.
Executive Directors
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	ON	529,627	0.01	0.01

Company: Vale S.A.
Audit Committee Members
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	ON	3,502	-	-

Company: Vale S.A.
Technical Committee Members
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	ON	7,680	-	-

Company: Vale S.A.
Controlling group
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	ON	2,129,253,488	40.29	40.29
On August 14th, 2017 a Vale S.A. Shareholders Agreement was signed, binding 20% of the total outstanding common shares issued by Vale. In the table above, the quantity of shares represents all the shares owned by the parties of the agreement, including the shares not binded to the agreement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date February 09, 2018	By:	/s/ André Figueiredo
Director of Investor Relations